SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 March, 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 22 March, 2010 re: Directorate Change

16/10                                                                                                                                                                    ;                                                                                                         22 March 2010

CHANGES AT LLOYDS BANKING GROUP

Dr Wolfgang Berndt has informed the Group of his intention to retire from the Board at the Group’s Annual General Meeting (AGM) in May 2010. Dr Berndt has been a Director of the company since 2003 and Chairman of the Remuneration Committee since 2005.

Mr Tony Watson will replace Dr Berndt as Chairman of the Group’s Remuneration Committee following the Group’s AGM. Mr Watson has been a Director at Lloyds Banking Group since April of last year and was previously Chief Executive of Hermes Pensions Management.

Commenting on his decision not to seek re-election at the forthcoming AGM, Dr Wolfgang Berndt said: “I have really enjoyed my time at Lloyds, during what has been a period of significant change for the bank and the wider industry. After seven years with the Group, I believe now is the right moment for me to move on and hand over responsibility to Tony. I am confident he will bring a great deal to the role and further develop the Group’s remuneration strategy in consultation with our shareholders.”

Sir Win Bischoff, Chairman, Lloyds Banking Group said: “Wolfgang has made a very significant contribution to the Group over many years and has been particularly concerned to maintain a constructive and open dialogue with our shareholders. The Board and I would like to thank Wolfgang for his valuable contribution and we wish him well for the future.”

– END –

Notes to editors:

Dr Wolfgang C G Berndt

Joined the Board and Remuneration Committee in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe, South America and North America, before retiring in 2001. A Non-Executive Director of GfK AG and MIBA AG. Aged 67.

Tony Watson CBE

Joined the Board on 2 April 2009. Previously Chief Executive of Hermes Pensions Management. Held a number of senior appointments in AMP Asset Management from 1991 to 1998. A Non-Executive Director of Hammerson, Vodafone and Witan Investment Trust, a member of the Norges Bank Investment Management advisory board and Chairman of Marks and Spencer Pension Trust, Asian Infrastructure Fund and Lincoln's Inn Investment Committee. A former Chairman of MEPC and of the Strategic Investment Board (Northern Ireland) and a former member of the Financial Reporting Council. Aged 65.

For further information:

Investor Relations

Michael Oliver     +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                                                                                                                        +44 (0) 20 7356 1571
Head of Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O’Riordain                                                                                                                                                                        +44 (0) 20 7356 1008
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

Sara Evans                                                                                                                                                                                 +44 (0) 20 7356 2075
Media Relations Manager

Email: sara.evans2@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  22 March, 2010